NO ACT

DC
PE
12-18-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08023776

January 28, 2008

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/28/2008

Re: The McGraw Hill Companies, Inc.
Incoming letter dated December 18, 2007

Dear Mr. Stein:

This is in response to your letters dated December 18, 2007 and January 17, 2008 concerning the shareholder proposal submitted to McGraw Hill by Scott McDonald. We also have received letters on the proponent's behalf dated January 10, 2008 and January 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 18, 2007

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw Hill Companies, Inc.
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of The McGraw Hill Companies, Inc. (the "Company"), a New York corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 20, 2007, the Company received a letter, dated November 19, 2007, from Mr. Conrad MacKerron, Director of the Corporate Social Responsibility Program of the As You Sow Foundation, on behalf of a Mr. Scott McDonald (the "Proponent") requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2008 proxy statement. A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A.

The resolution contained in the Proposal provides:

BE IT RESOLVED that the board of directors prepare a report, at reasonable cost, studying ways to take leadership on the environ-

> mental aspects of paper procurement through actions such as promoting stronger national paper recovery goals, setting goals for recycled content in its magazines and books, and goals for a majority of its supply chain to adopt strong forest management certification procedures.

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2008 annual meeting of shareholders pursuant to Exchange Act Rules 14a-8(b) and 14a-8(f). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2008 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2008 and the annual meeting of the Company's shareholders is expected to occur on or about April 30, 2008. Printing of the definitive proxy statement is expected to begin on March 12, 2007. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

Discussion

The Proposal may be properly omitted in accordance with Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide the Company, within the period set forth in Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements of Rule l4a-8(b).

Rule 14a-8(b)(1) requires, among other things, that, in order to be eligible to submit the Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Proposal. The Proponent's letter stated that it satisfied the eligibility requirements of Rule 14a-8 and enclosed as proof of the requisite ownership a letter (the "Broker Letter"), dated November 16, 2007, from a Mr. Thomas W. Van Dyck, a Senior Vice President-Financial Consultant of the SRI Wealth Management Group of RBC Dain Rauscher ("RBC"). The Broker Letter is attached hereto as Exhibit B.

Following its receipt of the Proposal, the Company searched its shareholder records and could locate neither the Proponent as a record holder of the Company's stock nor RBC as a record holder of stock being held on the Proponent's behalf. Further, the date of the Broker Letter, November 16, 2007, inappropriately predated the date of the Proposal's submission to the Company, November 19, 2007, by three days. Accordingly, the letter could not constitute adequate evidence of ownership as of the date of the proposal. Therefore, in accordance with Rule 14a-8(f), on November 29, 2007, the Company sent a letter (the "Company Letter") via registered mail to the Proponent requesting proof that the Proponent's stockholdings satisfy the requirements of Rule 14a-8(b). In particular, the Company Letter notified the Proponent that the Broker Letter did not satisfy the requirements of Rule 14a-8 and that it could not locate the Proponent as a record holder of the Company's stock nor RBC as a record holder of Company stock on the Proponent's behalf. If the Proponent disagreed with the Company's determination that he was not a record holder, the Company Letter requested that the Proponent advise precisely how those shares appear in the Company's records. Because the Proponent was not a record holder of the Company's stock, the Company Letter informed the Proponent that he was required to submit a written statement from the record holder of its securities "verifying that, at the time Mr. McDonald's proposal was submitted, Mr. McDonald continuously held the securities for at least one year." The Company Letter further stressed that "a written statement from an . . . investment advisor that is not a record owner of the shares would be insufficient evidence as that would not qualify as documentary support from the record holder of the shares" but that "the Company would accept a letter from a broker or bank that has custody of the securities." The Company Letter also included a copy of Rule 14a-8 and stated that the required documentation was required to be submitted to the Company within 14 calendar days of the date of receipt of the Company Letter. *See* Section C of Staff Legal Bulletin 14B of September 15, 2004. A copy of the Company Letter is attached hereto as Exhibit C.

In response to the Company Letter, on December 3, 2007, the Company received an email from Mr. MacKerron stating that he phoned RBC and "they confirmed that they are the record holder with actual custody of the shares" and asked whether a letter to that effect from RBC would resolve the Company's concerns. A copy of Mr. MacKerron's email is attached hereto as Exhibit D. Even though not required to do so, the Company responded via email that, as indicated in the Company Letter (a copy of which the Company attached thereto) the Company could not locate RBC as being a shareholder of record with respect to the Proponent's shares but that "if you believe RBC is a record holder with respect to such shares, then, in addition to a letter from RBC that complies with the requirements set forth in [the Company Letter], please provide proof that demonstrates precisely how RBC holds those shares so that we can verify such holdings with our records." A copy of the Company's response is attached hereto as Exhibit E. On December 5, 2007, Mr. MacKerron responded that, "[a]fter more research," RBC stated that the account name for the shares in question is the Scott McDonald Charitable Trust (the "Trust"); the Proponent is the beneficiary of the trust; a Mr. Brian Shepard is the trustee; Voyageur Asset Management is the money manager and that the shares are actually held at RBC. A copy of Mr. MacKerron's December 5, 2007, correspondence is attached hereto as Exhibit F. The Company, after conducting an additional search of its shareholder records, responded on December 6, 2007 to Mr. MacKerron that it could not locate the shares in its records under any of the names or entities Mr. MacKerron referenced; that it could take the position that the Proponent did not satisfy the eligibility requirements under Rule 14a-8 unless satisfactory ownership were submitted to the Company by the 14-day deadline the Company set forth in the Company Letter; and that it would not assist any further with respect to the demonstration of the Proponent's satisfaction of the Rule 14a-8 eligibility requirements. A copy of the Company's December 6, 2007, correspondence is attached hereto as Exhibit G. On December 12, 2007, the Company received a facsimile letter from Mr. MacKerron enclosing a redacted account statement (the "Account Statement"), dated December 11, 2007, from RBC. The Account Statement appears to indicate that the Trust, with Mr. Shepard as trustee, has an account with RBC holding 118 shares of the Company that were acquired December 1, 2004. The letter also enclosed a letter from Mr. Shepard, as trustee for the Trust, authorizing the submission of the Proposal. A copy of the Account Statement is attached hereto as Exhibit H.

As more fully discussed below, neither the Broker Letter nor the Account Statement satisfy the Proponent's obligation under Rule 14a-8(b)(2).

Insufficiency of the Broker Letter as Proof of Ownership

Rule 14a-8(b)(2) provides that a shareholder proponent who is not a registered holder (and who has not filed a Schedule 13G, Form 3, Form 4 and/or Form 5) must prove eligibility by submitting a written statement from the record holder of the securities verifying that, *at the time the shareholder submitted the proposal*, the shareholder continuously held the securities for at least one year. Under Rule 14a-8(f), if a shareholder fails to follow an eligibility requirement, a company may exclude the shareholder's proposal if (i) within 14 calendar days of receiving the proposal, the company provides the shareholder with written notice of the defect, including the time for responding and (ii) the shareholder fails to respond to this notice within 14 calendar days of receiving notice of the defect or the shareholder timely responds but does not cure the defect. *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

In the instant situation, the Proponent failed to include with the Proposal proof of ownership that satisfied the requirements of Rule 14a-8. The Broker Letter is dated November 16, 2007 and, therefore, does not verify that the Proponent held the requisite number of securities for at least one year as of the date the Proponent submitted the Proposal as it provides no information about the Proponent's ownership of the Company's stock from November 17, 2007 through November 19, 2007. Indeed, the Staff, in SLB 14, provided an illustration that squarely dealt with a deficiency that was substantially identical to the instant situation:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Thus, the Broker Letter is insufficient evidence of the Proponent's ownership. In addition, the Company sent the Proponent prompt, written notice of the procedural defect and explicitly informed the Proponent what would constitute appropriate proof of ownership: namely, a statement from the record holder "verifying that, at the time Mr. McDonald submitted the proposal, Mr. McDonald continuously held the securities for at least one year." Consequently, the Proponent's failure to provide an appropriately dated letter from the record holder is grounds for exclusion under Rule 14a-8(f). *See, e.g.,* Exxon Mobil Corp (March 1, 2007) (permitting exclusion where proponent submitted proposal December 7, 2006 and a broker letter verifying ownership dated December 1, 2006); Milacron Inc (December 21, 2004) (permitting exclusion where proponent submitted proposal September 15, 2004 and a broker letter verifying ownership dated July 2, 2004).

Moreover, it appears that RBC is the Proponent's investment advisor and is not a record holder of shares on Mr. McDonald's behalf. SLB 14 provides, however, that a written statement from a shareholder's investment advisor is insufficient evidence of ownership of a company's shares unless the investment advisor is also the record owner of the shares.[1] Thus, the Broker Letter, even if appropriately dated, would be insufficient because RBC is not a record owner of shares held for the Proponent. *See, e.g.*, Clear Channel Communications Inc (holding insufficient a letter from Piper Jaffray as investment advisor to the proponent).

Insufficiency of the RBC Account Statement as Proof of Ownership

Further, the Account Statement submitted to the Company (following the Company's repeated indications as to what would constitute appropriate proof ownership) is inadequate under Rule 14a-8(b). As the Staff stated in SLB 14:

> (2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

---

[1] In particular, SLB 14 provides:

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

> No. A shareholder must submit an affirmative written statement from the record holder of his or securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. (Emphasis in original.)

The Account Statement speaks only to the acquisition of the Company's common stock or to the Proponent's holdings as of a specified date—it in no way constitutes an *affirmative written statement* by the record holder (even if we assume, *arguendo*, that RBC is a record holder of the relevant shares) that specifically verifies *continuous* ownership of the shares for the one-year period preceding the date on which the Proponent submitted the Proposal. *See* Yahoo! Inc. (March 29, 2007) (holding trade confirmations, account statements and other account data insufficient evidence of ownership); XM Satellite Radio Holdings, Inc. (March 28, 2006) (same); General Motors Corporation (March 24, 2006) (same); Anthracite Capital Inc. (same).

For the foregoing reasons, the Proponent has not provided, within the period set forth in Rule 14a-8(f), adequate verification that the Proponent satisfies the eligibility requirements of Rule l4a-8(b).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rules 14a-8(b) and 14a-8(f). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2008 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: As You Sow Foundation

As You Sow
Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Nov. 19, 2007

Corporate Secretary
McGraw-Hill Cos.
1221 Avenue of the Americas
New York, NY 10020-1095

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Scott McDonald, a shareholder of McGraw-Hill stock.

As You Sow is involved in discussions with several publishers, asking them to develop leadership strategies on the environmental aspects of paper used in their books and magazines. We believe McGraw-Hill needs to develop a more goal- and results-oriented approach to dealing with the environmental impact of paper production that includes recycled content goals for its magazine and book publishing paper, goals for adoption of certification systems by suppliers equivalent to those developed by the Forest Stewardship Council, and stronger efforts to increase overall levels of recovered fiber. We are aware the company has established a policy on paper procurement, but the policy does not set any specific goals or discuss how it will achieve the environmental stewardship it commits to.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Proof of ownership and authority to act on behalf of Mr. McDonald is attached. He will hold the shares through the 2008 stockholder meeting. A representative of the filer will attend the stockholder meeting to move the resolution as required.

I also want to add that several efforts to speak with responsible McGraw-Hill staff have been ignored or rebuffed, complicating efforts to engage in a constructive dialogue on this matter.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosure

Nov. 15, 2007

Conrad MacKerron
Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. MacKerron:

I hereby authorize As You Sow to file a shareholder resolution on my behalf relating to recycling and paper sourcing policies at McGraw-Hill Cos.

I am the beneficial owner of at least $2,000 worth of McGraw-Hill stock that it has been held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2008.

I give As You Sow full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Scott McDonald

DEVELOP ENVIRONMENTAL PAPER PROCUREMENT GOALS

WHEREAS:

McGraw-Hill is a major user of paper for *Business Week* and for its educational, reference, medical and other publishing divisions. Paper production has enormous environmental impact, accounting for 42 percent of the global wood harvested for industrial uses except fuelwood (*Paper Cuts*, WorldWatch Institute). The pulp and paper industry is the single largest consumer of water among industrial activities in countries of the Organization for Economic Cooperation and Development and third largest industrial greenhouse gas emitter (OECD *Environmental Outlook*).

Only 6 percent of all printing and writing paper used in U.S. magazines and books contains any recycled content (*State of the Paper Industry*, EPN, 2007). McGraw-Hill needs to develop a comprehensive approach to dealing with the environmental impact of paper production that includes recycled content goals for its magazine and book publishing paper, goals for adoption of supplier forest certification systems, and stronger efforts to increase levels of recovered fiber. We appreciate that the company has established a policy on paper procurement, but it lacks quantifiable implementation goals or ways to verify progress.

Large paper buyers like McGraw-Hill should use their influence to competitively negotiate purchases of recycled content stock. Some magazine and book publishers already use high levels of recycled content. American Media Inc. uses 30 percent post-consumer content in *Shape* and *Natural Health*. Simon & Schuster plans to increase recycled fiber in its book paper to 25 percent by 2012.

With rising awareness of the climate change implications of paper production, we need leadership by the company on sourcing from suppliers who are reducing greenhouse gas emissions. Time Inc. has assessed the greenhouse gas emissions associated with production of two of its magazines and committed to reduce such emissions 20% by 2012. The company also required that 80 percent of its fiber be derived from supplier forests certified as well managed.

Our company and its publishing peers should also be leading efforts to boost recovery of high quality office and coated paper for recycling. Time underwrites the ReMix program to boost curbside recovery of used magazines. In 2005, the national paper recycling rate reached 51.5%, according to the American Forest and Paper Association (AFPA). The AFPA's goal of boosting recovery to 55% by 2012 is weak. Publishers should propose a more aggressive goal and develop a plan to meet the goal.

Considering the magnitude of the impact and the public's growing concern about environmental sustainability, we ask our company to take steps to develop proactive environmental leadership on a range of paper sourcing issues, and to provide periodic updates to shareholders on its progress.

BE IT RESOLVED that the board of directors prepare a report, at reasonable cost, studying ways to take leadership on the environmental aspects of paper procurement through actions such as promoting stronger national paper recovery goals, setting goals for recycled content in its magazines and books, and goals for a majority of its supply chain to adopt strong forest management certification procedures.

RBC
Dain Rauscher

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104
(415) 445-8306
(415) 445-8313 Fax
(866) 408-2667 Toll Free

November 16, 2007

To Whom It May Concern,

This letter is to confirm that Scott McDonald is the beneficial owner of at least $2000 worth of McGraw Hill stock, and that these shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Thomas W. Van Dyck, CIMA
Senior Vice President-Financial Consultant
SRI Wealth Management Group
RBC Dain Rauscher

The McGraw·Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

November 29, 2007

CERTIFIED MAIL,

RETURN RECEIPT REQUESTED

Mr. Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. MacKerron:

A letter and stockholder proposal from As You Sow was faxed to our offices on November 20, 2007 submitted on behalf of a Mr. Scott McDonald. Your correspondence included a letter from an investment advisor, RBC Dain Rauscher, dated November 16, 2007, stating that Mr. McDonald is the beneficial owner of at least $2,000 of McGraw Hill stock.

Pursuant to Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for consideration at McGraw-Hill's 2008 Annual Meeting, Mr. McDonald must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Mr. McDonald must also continue to hold such securities through the date of the meeting. Following receipt of the proposal, we searched our shareholder records, but were unable to find Mr. McDonald listed as a record holder of McGraw-Hill stock. A search of our shareholder records also revealed that RBC Dain Rauscher is not a record holder of stock held on Mr. McDonald's behalf.

We do not believe that the letter from RBC satisfies the requirements of Rule 14a-8 to prove Mr. McDonald's eligibility to submit the proposal for consideration. We are therefore now requesting proof of Mr. McDonald's stockholdings, as required by Rule 14a-8. A copy of the applicable SEC provision is also enclosed with this letter. If Mr. McDonald is a McGraw-Hill stockholder of record, we apologize for not locating it in our own records. In such case, we will need for you to advise us precisely how the McGraw-

Hill shares are listed on our records. If Mr. McDonald is not a registered stockholder, you must prove his eligibility to the company in one of two ways. The first way is to submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time Mr. McDonald's proposal was submitted, Mr. McDonald continuously held the securities for at least one year. Please note that a written statement from an introducing broker or investment advisor that is not a record owner of the shares would be insufficient evidence as that would not qualify as documentary support from the record holder of the shares; however, we would accept a letter from a broker or bank that has custody of the securities. The second way to prove ownership applies only if Mr. McDonald has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting Mr. McDonald's ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. McDonald has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to exclude the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Enclosure

AnnualMtg/AsYouSowshrhldrltr

Shareholder Proposals

Reg. §240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15,

1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F.R. 29106; Release No. 34-55146 (¶87,745), effective March 30, 2007, 72 F.R. 4147.]

Subject: Follow up to your letter

From: Conrad Mackerron [mailto:mack@asyousow.org]
Sent: Monday, December 03, 2007 1:37 PM
To: Bennett, Scott
Subject: Follow up to your letter

Dear Mr. Bennett:

I received your letter with questions about Scott McDonald's ownership of McGraw-Hill shares. I placed a call to RBC Dain Rauscher SRI Wealth Management Group and they confirmed they are the record holder with actual custody of these shares. Would a letter to that effect from RBC resolve your concerns?

Sincerely,

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St., San Francisco, CA 94104
Phone: 415-391-3212, ext. 31

From: Bennett, Scott [scott_bennett@mcgraw-hill.com]
Sent: Monday, December 03, 2007 3:53 PM
To: Conrad Mackerron
Subject: RE: Follow up to your letter
Attachments: AsYouSowshrhldrltr.DOC

Dear Mr. MacKerron:

As indicated in my letter dated November 29th, 2007, a copy of which is attached hereto, a search of our shareholder records does not reveal RBC Dain Rauscher Wealth Management Group is a shareholder of record with respect to Mr. Scott McDonald's shares. If you believe RBC is a record holder with respect to such shares, then, in addition to a letter from RBC that complies with the requirements set forth in my letter of November 29th, please provide proof that demonstrates precisely how RBC holds those shares so that we can verify such holdings with our records.

Sincerely yours,

Scott L. Bennett

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel and Secretary
Legal Department- 48th Floor
1221 Avenue of the Americas
New York, NY 10020
212.512.3998 Tel
212.512.3997 Fax

From: Conrad Mackerron [mailto:mack@asyousow.org]
Sent: Monday, December 03, 2007 1:37 PM
To: Bennett, Scott
Subject: Follow up to your letter

Dear Mr. Bennett:

I received your letter with questions about Scott McDonald's ownership of McGraw-Hill shares. I placed a call to RBC Dain Rauscher SRI Wealth Management Group and they confirmed they are the record holder with actual custody of these shares. Would a letter to that effect from RBC resolve your concerns?

Sincerely,

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St., San Francisco, CA 94104
Phone: 415-391-3212, ext. 31

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

November 29, 2007

CERTIFIED MAIL,

RETURN RECEIPT REQUESTED

Mr. Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. MacKerron:

A letter and stockholder proposal from As You Sow was faxed to our offices on November 20, 2007 submitted on behalf of a Mr. Scott McDonald. Your correspondence included a letter from an investment advisor, RBC Dain Rauscher, dated November 16, 2007, stating that Mr. McDonald is the beneficial owner of at least $2,000 of McGraw Hill stock.

Pursuant to Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for consideration at McGraw-Hill's 2008 Annual Meeting, Mr. McDonald must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. In addition, Mr. McDonald must also continue to hold such securities through the date of the meeting. Following receipt of the proposal, we searched our shareholder records, but were unable to find Mr. McDonald listed as a record holder of McGraw-Hill stock. A search of our shareholder records also revealed that RBC Dain Rauscher is not a record holder of stock held on Mr. McDonald's behalf.

We do not believe that the letter from RBC satisfies the requirements of Rule 14a-8 to prove Mr. McDonald's eligibility to submit the proposal for consideration. We are therefore now requesting proof of Mr. McDonald's stockholdings, as required by Rule 14a-8. A copy of the applicable SEC provision is also enclosed with this letter. If Mr. McDonald is a McGraw-Hill stockholder of record, we apologize for not locating it in our own records. In such case, we will need for you to advise us precisely how the McGraw-

Hill shares are listed on our records. If Mr. McDonald is not a registered stockholder, you must prove his eligibility to the company in one of two ways. The first way is to submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time Mr. McDonald's proposal was submitted, Mr. McDonald continuously held the securities for at least one year. Please note that a written statement from an introducing broker or investment advisor that is not a record owner of the shares would be insufficient evidence as that would not qualify as documentary support from the record holder of the shares; however, we would accept a letter from a broker or bank that has custody of the securities. The second way to prove ownership applies only if Mr. McDonald has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting Mr. McDonald's ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. McDonald has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to exclude the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Enclosure

Subject: RE: Follow up to your letter

From: Conrad Mackerron [mailto:mack@asyousow.org]
Sent: Wednesday, December 05, 2007 4:28 PM
To: Bennett, Scott
Subject: RE: Follow up to your letter

Dear Mr. Bennett:

I forwarded your letter about not being able to locate shares for Mr. Scott McDonald to RBC Dain Rauscher. After more research, DR states the account name is the Scott McDonald Charitable Trust. Scott McDonald is the beneficiary. Brian Shepard is the trustee on the account, so it is possible this account may show up in your records under Mr. Shepard's name. Voyageur Asset Management (part of RBC Dain Rauscher) is the money manager on the account, but DR says the shares are actually held at RBC Dain Rauscher.

If you have further questions, you may want to contact DR directly. The contact is Rebecca Sampson, SRI Wealth Management Group, RBC Dain Rauscher
tel: 415.445.8309, or email rebecca.sampson@rbcdain.com.

Regards,

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St., San Francisco, CA 94104
Phone: 415-391-3212, ext. 31
Web: www.asyousow.org

From: Bennett, Scott [mailto:scott_bennett@mcgraw-hill.com]
Sent: Monday, December 03, 2007 12:53 PM
To: Conrad Mackerron
Subject: RE: Follow up to your letter

Dear Mr. MacKerron:

As indicated in my letter dated November 29th, 2007, a copy of which is attached hereto, a search of our shareholder records does not reveal RBC Dain Rauscher Wealth Management Group is a shareholder of record with respect to Mr. Scott McDonald's shares. If you believe RBC is a record holder with respect to such shares, then, in addition to a letter from RBC that complies with the requirements set forth in my letter of November 29th, please provide proof that demonstrates precisely how RBC holds those shares so that we can verify such holdings with our records.

Sincerely yours,

Scott L. Bennett

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel and Secretary
Legal Department- 48th Floor
1221 Avenue of the Americas
New York, NY 10020
212.512.3998 Tel
212.512.3997 Fax

From: Conrad Mackerron [mailto:mack@asyousow.org]
Sent: Monday, December 03, 2007 1:37 PM
To: Bennett, Scott
Subject: Follow up to your letter

Dear Mr. Bennett:

I received your letter with questions about Scott McDonald's ownership of McGraw-Hill shares. I placed a call to RBC Dain Rauscher SRI Wealth Management Group and they confirmed they are the record holder with actual custody of these shares. Would a letter to that effect from RBC resolve your concerns?

Sincerely,

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St., San Francisco, CA 94104
Phone: 415-391-3212, ext. 31

Subject: Shareholder proposal/ As You Sow

-----Original Message-----
From: Bennett, Scott
Sent: Thursday, December 06, 2007 8:01 PM
To: 'Conrad Mackerron'
Cc: Bennett, Scott
Subject: RE: Follow up to your letter

Dear Mr. MacKerron:

Reference is made to your email dated December 5, 2007 set forth below. Unfortunately we have not been able to locate the shares which you refer to under any of the names or entities which you list or refer to in our records. As you know, we sent you a letter on November 29, 2007 outlining the requirements for proving Mr. McDonald's eligibility to submit a shareholder proposal. We further responded on December 3 to your email of the same date as to what would be required to prove eligibility. At this point we believe SEC rules permit us to take the position unless you satisfactorily demonstrate ownership to us by the deadline set forth in my November 29th email that Mr. McDonald has not provided adequate proof of ownership. We respectfully decline to assist you any further in demonstrating that Mr. McDonald satisfies the eligibility requirements for submitting a proposal under SEC Rule 14a-8.

Nonetheless we plan to contact you in the near future to discuss with you the substance of the proposal.

Sincerely

Scott L Bennett
Senior Vice President and
Secretary
The McGraw-Hill Companies

-----Original Message-----
From: Conrad Mackerron [mailto:mack@asyousow.org]
Sent: Wednesday, December 05, 2007 4:28 PM
To: Bennett, Scott
Subject: RE: Follow up to your letter

Dear Mr. Bennett:

I forwarded your letter about not being able to locate shares for Mr. Scott McDonald to RBC Dain Rauscher. After more research, DR states the account name is the Scott McDonald Charitable Trust. Scott McDonald is the beneficiary. Brian Shepard is the trustee on the account, so it is possible this account may show up in your records under Mr. Shepard's name. Voyageur Asset Management (part of RBC Dain Rauscher) is the money manager on the account, but DR says the shares are actually held at RBC Dain Rauscher.

If you have further questions, you may want to contact DR directly. The contact is Rebecca Sampson, SRI Wealth Management Group, RBC Dain Rauscher
tel: 415.445.8309, or email rebecca.sampson@rbcdain.com.

Regards,

Conrad MacKerron

Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St., San Francisco, CA 94104
Phone: 415-391-3212, ext. 31
Web: www.asyousow.org

From: Bennett, Scott [mailto:scott_bennett@mcgraw-hill.com]
Sent: Monday, December 03, 2007 12:53 PM
To: Conrad Mackerron
Subject: RE: Follow up to your letter

Dear Mr. MacKerron:
As indicated in my letter dated November 29th, 2007, a copy of which is attached hereto, a search of our shareholder records does not reveal RBC Dain Rauscher Wealth Management Group is a shareholder of record with respect to Mr. Scott McDonald's shares. If you believe RBC is a record holder with respect to such shares, then, in addition to a letter from RBC that complies with the requirements set forth in my letter of November 29th, please provide proof that demonstrates precisely how RBC holds those shares so that we can verify such holdings with our records.

Sincerely yours,

Scott L. Bennett

The McGraw-Hill Companies
Scott L. Bennett
Senior Vice President
Associate General Counsel and Secretary
Legal Department- 48th Floor
1221 Avenue of the Americas
New York, NY 10020
212.512.3998 Tel
212.512.3997 Fax

From: Conrad Mackerron [mailto:mack@asyousow.org]
Sent: Monday, December 03, 2007 1:37 PM
To: Bennett, Scott
Subject: Follow up to your letter
Dear Mr. Bennett:
I received your letter with questions about Scott McDonald's ownership of McGraw-Hill shares. I placed a call to RBC Dain Rauscher SRI Wealth Management Group and they confirmed they are the record holder with actual custody of these shares. Would a letter to that effect from RBC resolve your concerns?
Sincerely,
Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St., San Francisco, CA 94104
Phone: 415-391-3212, ext. 31

Thank you,

The McGraw-Hill Companies

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Dec. 12, 2007

By fax and overnight mail

Scott L. Bennett
Senior Vice President
McGraw-Hill Companies
1221 Avenue of the America
New York, N.Y. 10020

Dear Mr. Bennett:

Pursuant to your letter of Nov. 29, 2007 and subsequent communications, I am transmitting additional materials to confirm Mr. Scott McDonald's ownership of McGraw-Hill shares. Enclosed is an account statement from RBC Dain Rauscher showing that Brian Shepard is trustee for the Scott McDonald Charitable Remainder Trust, and that the trust has held 118 shares of McGraw-Hill stock since Dec. 1, 2004.

As requested, also enclosed is a letter from trustee Brian Shepard, authorizing As You Sow to file the proposal, and also confirming that the stock has been held in the trust for more than one year.

Sincerely,

Conrad MacKerron
Director, Corporate Social Responsibility Program

Enclosures

December 10, 2007

Conrad MacKerron
Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. MacKerron:

I hereby authorize As You Sow to file a shareholder resolution on my behalf relating to recycling and paper sourcing policies at McGraw-Hill Cos.

I am the beneficial owner of at least $2,000 worth of McGraw-Hill stock that has been held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2008.

I give As You Sow full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

, TBR

Brian Shepard, Trustee

RBC Dain Rauscher

Member NYSE/SIPC

RBC Dain Rauscher Inc.
60 South 6th Street
Minneapolis, MN 55402-4422

12/11/2007 09:17:48

Account Workbook

Open Holdings - Reinvested Cost: Reinvest Cost

SIS1
BRIAN SHEPARD TTEE
SCOTT MCDONALD 2001 CHARITABLE
REMAINDER TRUST #2
VOYAGEUR U/A DTD 06/14/2000

IO	Cons Growth	Pending Bal		Total Acct Val	
CSI	4L	Margin Bal		Funds Available	
MMF	TMP	MMF Balance		Fed Call	
Home					

Total Unrealized
Total Short Term
Total Long Term

		Qty	Open Date	Symbol	Description	Mkt Price	% of Port	Cost Amount	Value	Unrealized	Term
1											
2											
3											
4											
5											
6											
7											
8											
9											
10											
11											
12											
13											
14	+	118	12/01/2004	MHP	MCGRAW HILL COS INC						
15											
16											
17											
18											

This [illegible] reflects securities owned by you on our records resulting from [illegible] supplied by you. The prices indicated are obtained from sources we consider reliable but are not guaranteed.

Jonas D. Kron, Attorney at Law

2940 SE Woodward Street
Portland, Oregon 97202
(971) 222-3366 ~ (801) 642-9522
jdkron@kronlaw.com

RECEIVED
2008 JAN 14 AM 11:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to The McGraw Hill Companies Inc. for 2008 Proxy Statement

Dear Sir/Madam:

I have been asked by Mr. Conrad MacKerron, Director of the Corporate Social Responsibility Program of the As You Sow Foundation on behalf of Mr. Scott McDonald (hereinafter referred to as the "Proponent"), who is the beneficial owner of shares of common stock of The McGraw Hill Companies Inc. (hereinafter referred to as the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to the Company, to respond to the letter dated December 18, 2007 sent to the Office of Chief Counsel by the Company, in which the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(b) and 14a-8(f).

I have reviewed the Proponents' shareholder proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in the Company's 2008 proxy statement, because the Proponent is eligible to submit the Proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of these materials is being mailed concurrently to the Company's counsel Attorney Elliot V. Stein.

The Proposal seeks a report on recycled content and supply chain management. The Company, however, does not argue that the Proposal should be excluded on subject matter grounds. Rather, the Company claims that the Proponent is not eligible to submit the Proposal because the documentation provided by the Proponent is insufficient proof of ownership. It is our contention that the Company's deficiency letter is inadequate under the Rule 14a-8(b), 14a-8(f) and Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Background

On November 19, 2007 the Proponent sent the Proposal to the Company including a letter from the Proponent and his broker (RBC Dain Rauscher) stating that he is the beneficial owner of at least $2,000 worth of Company stock, that it has been held for more than one year and that he intends to hold the stock through the date of the Company's annual meeting in 2008.

On November 29, 2007 the Company set a request for documentation (Company Exhibit C) to the Proponent stating:

> Following receipt of the proposal, we searched our shareholder records, but were unable to find Mr. McDonald listed as a record holder of McGraw-Hill Stock. A search of our shareholder records also revealed that RBC Dain Rauscher is not a record holder of stock held on Mr. McDonald's behalf.
>
> ***
>
> We are therefore now requesting proof of Mr. McDonald's stockholdings ...
>
> The first way to submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) ...

On December 3, 2007 the Proponent sent an email to the Company (Company Exhibit G) confirming that RBC was the record holder and asking if a letter to that effect from RBC would resolve the Company's concerns. Later that day, the Company replied to the Proponent (Company Exhibit G) saying RBC is not a record holder and that if the Proponent believes RBC is the record owner to provide proof of that ownership.

On December 5, 2007 the Proponent sent an email to the Company (Company Exhibit G) with additional details of the Proponents ownership including the precise name of the account ("the Scott McDonald Charitable Trust") and the name of the trustee ("Brian Shepard").

On December 6, 2007 the Company responded to the Proponent (Company Exhibit G) stating that none of these names appeared as a record holder of the shares. The Company went on to claim that the Proponent had failed to comply with the Rule and declared the Company would no longer "assist you any further . . ."

On December 12, 2007 the Proponent sent the Company a letter from the trustee of the account dated December 10, 2007 and an account statement from RBC dated December 11, 2007 to prove ownership of the shares. (Company Exhibit G).

Analysis

The Company's argument and conduct in this case is completely spurious and a very poor use of the Staff's valuable time. The reality of the securities ownership structure in the United States makes it almost certain that the Company would be unable to find the Proponent, RBC, the Trust or the trustee in its records. Consequently, the Company's deficiency letter was at best inadequate and possibly abusive of the procedures set forth in the Rule.

As is known among securities professionals but not by the typical investor, the ownership structure between the multiple securities intermediaries and beneficial owners is complex. To begin, street name shares are owned by the broker or bank. The broker or bank then deposits the shares in an account at the Depository Trust Corporation. The Depository Trust Corporation, however, is not the record owner. Rather the shares are held of record by Cede & Co., a nominee of the Depository Trust Company. Therefore, in order to determine the identity of the street name owner one must go first through the depository to the brokers and banks depositing shares, then through the broker or bank to the beneficial owner. This also means that the record owner in the case of brokers and banks is almost invariably Cede & Co, or some other nominee and not the broker or the bank itself. Furthermore, Cede & Co has no knowledge as to the ultimate beneficial ownership of the stock that it holds of record for brokerage firms like RBC. Cede & Co. merely knows the gross securities position of each participant in the Depository Trust Company.

This situation is confirmed in footnote 21 of Rel 34-50758A (December 7, 2004) in which the SEC observes:

> The relationship between various levels of securities intermediaries and beneficial owners is complex. There may be many layers of beneficial owners (some of which may also be securities intermediaries) with all ultimately holding securities on behalf of a single beneficial owner, who is sometimes referred to as the ultimate beneficial owner. For example, an introducing broker-dealer may hold its customer's securities in its account at a clearing broker-dealer, that in turn holds the introducing broker-dealer's securities in an account at DTC. In this context, DTC or its nominee is the registered owner and DTC's participants (i.e., broker-dealers and banks) are beneficial owners, as are the participants' customers. However, DTC, the clearing broker-dealer (the DTC participant), and the introducing broker-dealer are all securities intermediaries.

As such, the reality is that the name of the beneficial owner will not appear in the company's, DTC's or Cede's records, but only in the records of the broker or the bank even though it is virtually certain that the broker or the bank is not the record owner. Consequently, the broker is in the best (if not only) position to document who the ultimate beneficial owner is.

The Company's response (its Exhibit C) clearly does not meet the standards set forth in the Rule or SLB 14 (July 13, 2001), Section G.3. with respect to adequate notice of alleged procedural defects. Under these standards, the Company must "provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects." This advice was reaffirmed in Staff Legal Bulletin No. 14B (September 15, 2004), Section C.1.

Mr. MacKerron received a letter from the Company saying that the Company could not find the Proponent in its records nor could it find that RBC was a record holder of stock held on the Proponent's behalf. The Company goes on to say that proof can be provided by "a written statement from the 'record' holder of the securities (usually a **broker or bank**)." (emphasis added). Mr. MacKerron followed that advice and supplied the broker provided information to the Company. However, the Company rejected this information claiming that "we have not been able to locate the shares which you refer to under any of the names or entities which you list or refer to in our records." This is not providing adequate detail about what the shareholder must do to provide proof. This is taking advantage of the fact that lay persons have no reason to understand the complex relationships between the various levels of securities intermediaries and beneficial owners.

The Company essentially sent Mr. MacKerron on a wild goose chase by impliedly proposing that the Proponent seek a letter from Cede & Co. to document ownership. Of course that would have been a useless exercise because Cede & Co has no knowledge as to the ultimate beneficial ownership of the stock that it holds of record for brokerage firms like RBC. In recognition of the futility of such a request, the Staff has rejected a 14a-8(f) claim when the registrant seemed to demand proof from Cede & Co. See *Equity Office Properties Trust* (March 23, 2003).[1]

We would contend that the Company knew full well that RBC would not appear in its records and was trying to create the illusion of complying with Rule 14a-8(b) while creating confusion in the mind of the Proponent. Consequently, the Company did not provide adequate notice of the defect and it cannot rely on the Rule to exclude the Proponent's shareholder proposal.

Turning to the Company's second argument – that the RBC account statement is insufficient – it is clear that it is an equally spurious argument. Even if the Staff were to conclude the Company's deficiency letter is somehow adequate, it is apparent from the email's sent back and forth between Mr. MacKerron and the Company (Company Exhibit G) that the issue of contention was simply ownership of the shares and not the continuity of that ownership. The Company, by continuously pushing its disingenuous questions of record ownership, only confused matters. It is therefore no surprise that the documentation provided by the Proponent was focused on the simple question of ownership and not the subsidiary question of continuous ownership.

There is no reasonable claim on the part of the Company that the Proponent's ownership is not continuous. RBC's November 16, 2007 letter makes it clear that ownership was continuous for at least the prior year and the December 12, 2007 letter from the Proponent makes it clear that ownership was continuous since December 2004. To suggest otherwise is to intimate the utterly ridiculous notion that RBC has perpetrated a fraud. We respectfully submit that such a charge would be beyond the pale and would illustrate the unreasonableness of the Company's arguments. See also *AT&T Inc.* (January 2, 2008).

As the SEC explained in Exchange Act Release No. 34-20091 (August 16, 1983) when justifying its adoption of the plain-English format, the goal is to "make the rule easier for shareholders and companies to understand and follow." Furthermore the purpose of Rules 14a-8(b) and 14a-8(f) is to ensure that the proponents "have some measured economic stake or investment interest in the corporation." Exchange Act Release No. 34-20091 (August 16, 1983). The purpose is to curtail abuse of the shareholder proposal rules, *id.*, not to provide an opportunity for corporations to misuse the Rule by raising spurious arguments in an effort to derail the process. Clearly, the Proponent has, in the words of the SEC, the requisite "economic stake or investment interest in the corporation.." As such, we request the Staff to conclude the Proponent is eligible to file the Proposal.[2]

1 See also *Clear Channel Communications* (February 9, 2006) in which the company also argued that neither the proponent or its broker were record holders. In that case, the proponent made the same argument we are making here leading the Staff conclusion in that case was "that Clear Channel failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Clear Channel's request for additional information from the proponent."

2 We note that the Proponent is fully prepared and able to provide additional proof of ownership as may be appropriately

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Company's letters fail to meet the requirements of Rule 14a-8(b), 14a-8(f) and SLB 14. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff.

Please call me at (971) 222-3366 with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to SLB 14 B, section F.3. we request the Staff fax a copy of its response to the Proponents at (801) 642-9522.

Sincerely,

Jonas Kron
Attorney for the Proponent

Enclosures

cc: Attorney Elliot V. Stein, Wachtell, Lipton, Rosen & Katz
Conrad MacKerron, As You Sow
Scott McDonald
Rebecca Sampson, RBC Dain Rauscher

required by the Staff.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

January 17, 2008

BY EMAIL TO cfletters@sec.gov
WITH COPIES BY COURIER

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2008 JAN 18 PM 5:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: The McGraw-Hill Companies, Inc.
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The McGraw-Hill Companies, Inc. (the "Company"), in response to the January 10, 2008 letter from Mr. Jonas D. Kron on behalf of Mr. Conrad MacKerron of the As You Sow Foundation (the "Proponent Representative") and Mr. Scott McDonald (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy materials for its 2008 Annual Meeting of Stockholders.

On December 18, 2007, we submitted a letter (the "Request Letter") on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance of the Commission (the "Staff") that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2008 Proxy Materials pursuant to Exchange Act Rules 14a-8(b) and 14a-8(f). Mr. Kron's letter (the "Proponent Letter") is apparently the Proponent's response to the Request Letter. We are submitting this letter to respond to the Proponent Letter's accusations that the Company did not provide the Proponent and his representatives with adequate notice of the Proposal's procedural defects. The other points raised in the Proponent Letter, which relate to the sufficiency of the documentary support provided to the Company on behalf of the Proponent, are fully refuted by the analysis we provided in the Request Letter, and we do not repeat those arguments here.

As we noted in the Request Letter, there are at least two deficiencies with the letter from the Proponent's investment advisor (RBC Dain Rauscher SRI Wealth Management) that was enclosed with the Proposal submitted to the Company: (1) the date on the letter inappropriately predated the date of the Proposal's submission to the Company by three days and (2) the letter was from the Proponent's investment advisor and the Company could not locate the investment advisor (or the Proponent) as a record holder of stock being held on the Proponent's behalf. Therefore, in accordance with Rule 14a-8(f) and Staff Legal Bulletins 14 and 14B (July 13, 2001 and September 15, 2004, respectively) (together, "SLB 14"), the Company sent the Proponent a letter that notified the Proponent that the letter from its investment advisor was insufficient and clearly articulated to the Proponent what would constitute adequate proof. In particular, the Company requested that, if the Proponent disagreed with its determination that the Proponent is not a record holder, the Proponent advise the Company precisely how those shares appear in the Company's records. Further, because the Proponent is not a record owner, the Company advised the Proponent that it must "submit to the company a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, *at the time Mr. McDonald's proposal was submitted*, Mr. McDonald *continuously* held the securities for at least one year" (emphasis added). We further stressed, in accordance with SLB 14, "that a written statement from an introducing broker or *investment advisor that is not a record owner of the shares would be insufficient evidence* as that would not qualify as documentary support from the record holder of the shares; however, we would accept a letter from a broker or bank that has custody of the securities" (emphasis added). Thus, we informed the Proponent that the documentary evidence:

- must verify continuous ownership as of the date of the submission of the Proposal;
- must be from the record owner of the shares but that we would accept a letter from a broker or bank that has custody of the securities; and
- may not come from an investment advisor (*e.g.*, RBC Dain Rauscher SRI Wealth Management Group) unless the investment advisor is the record owner of the Proponent's shares.

In addition, despite having already provided a letter to the Proponent complying with Rule 14a-8(f) and SLB 14 that explicitly stated what would be acceptable, the Company replied to two additional emails from the Proponent Representative regarding the adequacy of the Proponent's documentary support:[1]

- on December 3, 2007, the Company emailed the Proponent Representative that, if he believed RBC was indeed a record owner of the shares, he should provide (A) "a letter from RBC that complies with the requirements set forth in [the Company's] letter of November 29th" and (B) "proof that demonstrates precisely how RBC holds those shares so that [the Company] can verify such holdings with [its] records." The Company also attached a copy of its November 29th letter to this correspondence.

- On December 6, 2007, in response to an email from the Proponent Representative that proposed record owner candidates of the Proponent's shares and that invited the Company to contact RBC directly, the Company emailed the Proponent Representative that it could not identify in its records any of the persons or entities listed in his email and reiterated that it had informed him in its November 29, 2007 and December 5, 2007 correspondence as to what would be required to prove eligibility.

The written communications exchanged with the Proponent and the Proponent Representative are included as exhibits in the Request Letter. The only communications received from anyone purportedly having custody or record ownership of the Proponent's shares are (i) the November 16, 2007 letter from the Proponent's investment advisor (RBC Dain Rauscher SRI Wealth Management Group), which fails to provide adequate evidence because it predates the Proposal by three days and (ii) the redacted account statement dated December 11, 2007, which, as more fully explained in the Request Letter, is also insufficient. Thus, as more fully set forth in the Request Letter, the Company believes the Proposal may be excluded from its proxy statement in reliance on Rules 14a-8(b) and 14a-8(f).

If the Staff needs additional information, including with respect to the Proponent Letter, please do not hesitate to contact the undersigned at (212) 403-1228 or via fax at (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: As You Sow Foundation

---

[1] The Company also fielded multiple phone calls from the Proponent Representative as to what would be required.

Jonas D. Kron, Attorney at Law

2940 SE Woodward Street
Portland, Oregon 97202
(971) 222-3366 ~ (801) 642-9522
jdkron@kronlaw.com

January 23, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Via email cfletters@sec.gov and U.S.P.S.

Re: Shareholder Proposal Submitted to The McGraw Hill Companies Inc. for 2008 Proxy Statement

Dear Sir/Madam:

I have been asked by Mr. Conrad MacKerron, Director of the Corporate Social Responsibility Program of As You Sow on behalf of Mr. Scott McDonald (hereinafter referred to as the "Proponent"), who is the beneficial owner of shares of common stock of The McGraw Hill Companies Inc. (hereinafter referred to as the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to the Company, to respond to the Company's letter dated December January 17, 2008, the Company's second letter in this matter.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of these materials is being mailed concurrently to the Company's counsel Attorney Elliot V. Stein.

First, we observe that while the Company emailed its second letter to the Staff and the Company has in its possession our email addresses and fax numbers, it chose to notify us of its second letter by U.S. postal mail. That letter was received Tuesday January 22, 2008. In an effort to resolve this matter as quickly as possible we are responding immediately and briefly.

We stand by our arguments presented to the Staff in our letter of January 10th. There is nothing in the Company's letter that fundamentally detracts from the strength of our position. Accordingly, our arguments in our January 10th letter are incorporated herein and we request the Staff conclude that the Proponent's documentation satisfies the Rule.

In addition, we would like to highlight for the Staff again the following cases which demonstrate that the Company has no basis for excluding the Proposal. *Clear Channel Communications* (February 9, 2006) and *Equity Office Properties Trust* (March 23, 2003) make it abundantly clear that the Staff does not look favorably on these sorts of tactics. The relationship between various levels of securities intermediaries and beneficial owners is complex and disingenuous attempts to use this complexity to create the illusion of compliance should be rejected outright. Furthermore, *AT&T Inc.* (January 2, 2008) demonstrates that attempts to create confusion about continuity of ownership, as done by the Company here, should be rejected.

We note that the Company has **not refuted our arguments related to these cases, nor have they disputed our factual arguments regarding the complex relationships of securities intermediaries.** The Company instead seeks to bolster its position that it did provide adequate notice of deficiency. As we explained in our previous letter the Company's various correspondence were not providing adequate detail about what the shareholder must do to provide proof. It appears instead that it was taking advantage of the fact that lay persons have no reason to understand the complex relationships between the various levels of securities intermediaries and beneficial owners.

It is clear from our January 10th letter and this letter that the Proponent has the requisite economic stake and investment interest in the Company. As such, we request the Staff to conclude the Proponent is eligible to file the Proposal and that Rule 14a-8 requires a denial of the Company's no-action request. Please call me at (971) 222-3366 with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to SLB 14 B, section F.3. we request the Staff fax a copy of its response to the Proponents at (801) 642-9522.

Sincerely,

Jonas Kron
Attorney for the Proponent

Enclosures

cc: Attorney Elliot V. Stein, Wachtell, Lipton, Rosen & Katz
Conrad MacKerron, As You Sow
Scott McDonald
Rebecca Sampson, RBC Dain Rauscher

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw Hill Companies, Inc.
Incoming letter dated December 18, 2007

The proposal relates to paper.

There appears to be some basis for your view that McGraw Hill may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of McGraw Hill's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if McGraw Hill omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END